5D 7/28/04

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

04016502

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 7-28-04

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 26155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2003 (MM/DD/YY) AND ENDING 3/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P Reynolds Securities LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, The Atrium 31st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

RECEIVED JUL 23 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T.
(Name – *if individual, state last, first, middle name*)

2642 Whitehorse Hamilton Sq Rd (Address), Hamilton Sq (City), NJ (State), 08690 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, Thomas S. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds Securities, LTD, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Kristina M Morrison

Notary Public

KRISTINA M. MORRISON
Notary Public, State of New York
No. 01MO6023599
Qualified in Kings County
Commission Expires April 25, 20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ Reconciliation of Net Capital per Focus Report to Computation of Net Capital in Accordance with Rule 15-c-3-1 as per Audited Financial Statement dated March 31, 2004

✓ Copy of Letter from NASD dated July 14, 2004.

Thomas P. Reynolds Securities, Ltd
45 Broadway - The Atrium
31st Floor
New York, NY 10006

Reconciliation of Net Capital per Focus Report to
Computation of Net Capital In Accordance with Rule 15-c 3-1
as per Audited Financial Statement dated March 31, 2004

Net Capital per Focus Report, March 31, 2004 Computation of Net Capital, Line 10			$517,547
Audit Adjustments			
Add:			
	Cash, Accrued Rebate Account	448	
	Additional 12 B1 Commission Income	1,855	2,303
Sub-Total			519,850
Less:	Rebates paid in August 2003 not booked	(97,491)	
	Accrued rebates recorded per Search for Unrecorded Liabilities	(66,152)	(163,643)
Sub-Total			356,207
Other Adjustments			
	Overstatement of Allowable Assets Receivables, Line 2 B		(21,650)
	Overstatement of Liabilities Accounts payable, Line 17		(7,147)
	Overstatement of Non-Allowable Assets Property, Line 10		654
	Per Focus Report Minimum Net Capital Required (6 2/3 % of line 19)		13,376
Sub-Total			341,440
Net Capital Per Audited Financial Statement Computation of Net Capital In Accordance with Rule 15-c 3-1			341,203
Difference			$237

FAX To
Thomas Skelly

NASD

RECEIVED JUL 23 2004 181 SEC MAIL PROCESSING SECTION WASH., D.C.

Via Certified Mail
#7000 0520 0020 9283 1805

July 14, 2004

Mr. Thomas Reynolds
Thomas P. Reynolds Securities Ltd.
45 Broadway, The Atrium-31st Floor
New York, NY 10006

Dear Mr. Reynolds:

This acknowledges receipt of your March 31, 2004 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or If no material differences existed a statement so stating.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D. C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by July 27, 2004. If you have any questions, please contact Thomas Skelly, Special Investigator at 212-858-4494.

FAX 212-858-4081

Sincerely,

Frances Giardina
Staff Supervisor

FG:cc

Enclosure

cc: Ramona Lopez, Securities and Exchange Commission
Michael T. Remus, Certified Public Accountant

Reynolds Securities Ltd.
The Atrium, 45 Broadway
New York, NY 10006

SEC MAIL PROCESSING
RECEIVED
JUL 23 2004
WASH. DC
101

VIA UPS NEXT DAY AIR

July 22, 2004

Mr. Thomas Skelly
NASD
One Liberty Plaza
48th Floor
New York NY 10006

Dear Mr. Skelly,

Enclosed you will find the item needed to complete our Annual Focus. I apologize for the oversight and thank you for your patience in this matter.

Should you have any questions, please do not hesitate to call me.

Sincerely,

Thomas S. Reynolds
Managing Partner

TSR:lc
Enclosure

Cc: ✓SEC Principal Office (Washington, DC)
SEC Northeast Regional Office (New York, NY)

Member of National Association of Securities Dealers Inc.
Phone: 212-742-1616 Fax: 212-785-9377